SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 5)*
BrightSphere Investment Group Inc.
(Name of Issuer)
Ordinary stock, par value $0.001
(Title of Class of Securities)
G67506108
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110

Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

8,950,121 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

8,950,121 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,950,121 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.77%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D previously filed by the undersigned with respect to BrightSphere Investment Group plc on March 4, 2019 (as amended and supplemented by Amendment No. 1 filed on December 5, 2019, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on November 5, 2021, and Amendment No. 4 filed on December 10, 2021, “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
Pursuant to the Stock Repurchase Agreement, the Issuer shall repurchase from the Paulson Funds, if necessary, a number of shares of Common Stock such that, upon the closing of the repurchase, the Paulson Funds’ percentage ownership interest in the Issuer’s outstanding shares of Common Stock shall not exceed 19.99% of the Issuer’s total outstanding shares of Common Stock.  In accordance therewith, on December 21, 2021, the Issuer consummated its repurchase of 690,000 shares of Common Stock from the Paulson Funds at $31.50 per share, following which the Reporting Person owned 19.99% of the Issuer’s total outstanding shares of Common Stock.
Subsequently, on December 21, 2021, the Reporting Person sold an aggregate of an additional 100,000 shares of Common Stock at $25.18 per share in the open market on the New York Stock Exchange, following which the Reporting Person owned 19.77% of the Issuer’s total outstanding shares of Common Stock.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 45,269,084 shares of Common Stock of the Issuer outstanding as of December 20, 2021, based on information provided by the Issuer.  As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 19.77% of the outstanding Common Stock.
(b) Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 8,950,121 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 8,950,121 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c) Except as described herein, the Reporting Person has not entered into any transactions in the Common Stock during the past sixty days.
(d) See Note 1.
(e) Not applicable.
Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 8,950,121 shares of Common Stock held by the Reporting Person as of the date hereof.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	December 22, 2021
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer